UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2013

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE
Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: 604-661-2600 Toll-Free: 1-800-661-8851 http://www.methanex.com

For immediate release

January 31, 2013

METHANEX CORPORATION – NOTICE OF CASH DIVIDEND

Methanex Corporation announced today that its Board of Directors has declared a quarterly dividend of US$0.185 per share that will be payable on March 31, 2013 to holders of common shares of record on March 17, 2013.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”; on the NASDAQ Global Market in the United States under the trading symbol “MEOH”; and on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.

- end -

Inquiries:

Jason Chesko

Director, Investor Relations

Methanex Corporation

604-661-2600

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: January 31, 2013	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary